EXHIBIT 8.1

                                December 5, 1997

BTI Telecom Corp.
BTI Corporate Center
4300 Six Forks Road
Raleigh, North Carolina 27609

Ladies and Gentlemen:

     We have acted as counsel to BTI Telecom Corp., a North Carolina corporation (the "Issuer"), in connection with the offer to exchange under the Securities Act of 1933, as amended (the "Act"), of $250.0 million in principal amount of 10-1/2% Senior Notes due 2007, registered under the Act (the "Exchange Notes"), for any and all of its outstanding 10-1/2% Senior Notes due 2007 (the "Initial Notes"), up to an aggregate of $250.0 million, pursuant to Registration Statement on Form S-4, to be filed with the Securities and Exchange Commission on or about the date hereof (the "Registration Statement").

      As such counsel, we have examined those documents that we have deemed necessary as a basis for the opinion hereinafter expressed. Based upon the foregoing, we are of the opinion that:

      The description under the heading "Certain U.S. Federal Income Tax Consequences" in the Registration Statement fairly describes the material United States federal income tax consequences to holders resulting from their exchange of the Initial Notes for the Exchange Notes, and the ownership and disposition of the Exchange Notes under currently applicable federal income tax law.

      We hereby consent to the filing of the opinion as an Exhibit to the Registration Statement, and to the reference to us under the heading "Certain U.S. Federal Income Tax Consequences" therein.


                                              Very truly yours,
                                              WYRICK ROBBINS YATES & PONTON LLP